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PROSPECTUS SUPPLEMENT                       FILED PURSUANT TO RULE 424(B)(3)
DATED JULY 14, 1997
TO PROSPECTUS DATED FEBRUARY 28, 1997       REGISTRATION NO. 333-19357

                             THOUSAND TRAILS, INC.
                  $38,042,000 SENIOR SUBORDINATED PAY-IN-KIND
                                NOTES DUE 2003

   This Prospectus Supplement (this "Supplement") relates to (i) the purchase by Thousand Trails, Inc., a Delaware corporation (the "Company"), of $13.4 million principal amount of its Senior Subordinated Pay-In-Kind Notes Due 2003 ("PIK Notes"), tendered to it in its Dutch auction tender offer ("Offer") that expired on June 18, 1997, and (ii) the funding of the Offer through an amendment to the Company's loan and security agreement (the "Loan Agreement") with Foothill Capital Corporation ("Foothill"). This Supplement should be read in conjunction with the Prospectus dated February 28, 1997 (the "Prospectus"), to be delivered with this Supplement. All capitalized terms used but not defined in this Supplement shall have the meanings given them in the Prospectus.

PURCHASE OF PIK NOTES
---------------------

   Pursuant to the Offer, which commenced on May 20, 1997, a registered holder of PIK Notes could tender its PIK Notes at a range of $800 per $1,000 of principal amount to $900 per $1,000 of principal amount, plus a percentage of accrued interest equal to the percentage of principal at which such PIK Notes were tendered. A total of $32.5 million principal amount of PIK Notes were tendered in the Offer. Of these, on June 25, 1997, the Company purchased $13.4 million principal amount, with tenders at $900 per $1,000 principal amount being accepted on a pro rata basis. The Company's average purchase price for the PIK Notes purchased was $897 per $1000 principal amount. The purchase resulted in an expenditure of $12 million for principal, the maximum amount offered in the Offer, plus $640,000 for accrued interest. Immediately after the purchase, $29.2 million aggregate principal amount of PIK Notes remained outstanding. To purchase the PIK Notes, the Company borrowed $12,640,000 under the Loan Agreement. Immediately after the purchase, $13,179,142 principal amount was outstanding under the Loan Agreement.

LOAN AGREEMENT AMENDMENT
------------------------

   In order to permit the Company to make the Offer, the Company and Foothill entered into an amendment to the Loan Agreement. In addition to permitting the purchases in the Offer, the amendment, among other things, decreased the maximum availability under the revolving portion of the Loan Agreement from approximately $23 million to $20 million and decreased the interest rate payable thereunder from prime plus 2 3/4% per annum to prime plus 1 1/2% per annum. Certain other fees were also reduced or eliminated; however, an additional one-time fee of 3/4 of 1% of the amount funded to purchase principal of the PIK Notes ($90,000) was required, which has been paid. The term of the Loan Agreement continues to expire on July 16, 1999, and the indebtedness thereunder continues to be secured by substantially all of the assets of the Company and its subsidiaries other than certain excluded assets.